

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2024

I-Fa Chang
Chief Executive Officer
Aimfinity Investment Corp. I
221 W 9th St, PMB 235
Wilmington, DE 19801

> **Re: Aimfinity Investment Corp. I**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 26, 2024**
> **File No. 001-41361**

Dear I-Fa Chang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arila Zhou, Esq.